Exhibit (a)(1)(v)

Forms of Letters from the Fund
to Shareholders in Connection with Acceptance of Offers of Tender

A&Q Multi-Strategy Fund

This letter is being sent to you if you tendered shares of the Fund.

Dear Shareholder:

A&Q Multi-Strategy Fund (the "Fund") has received and accepted your tender request.

Because you tendered shares of the Fund ("Shares"), a promissory note is being held on your behalf by the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), as payment of your tender proceeds.  Unless the tender offer has been oversubscribed, the promissory note, in the amount of 100% of the amount requested, will be paid as cash becomes available to the Fund, and is expected to be paid, in one or more installments, in full within 60 days after December 31, 2014.

In the event that it is later determined, subsequent to the tender offer's valuation date of December 31, 2014, that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional share of the aggregate tender offer amounts payable by the Fund.  In that case, you will remain a shareholder in the Fund with respect to your Shares that are not purchased.

Payments of cash in respect of the promissory note will be wired directly into your UBS Financial Services brokerage account if you have a UBS Financial Services account.  If you do not have a UBS Financial Services account, the cash payments will be mailed in the form of a check directly to you at your mailing address as listed in the Fund's records.

The Fund will be required to report to the Internal Revenue Service and furnish to you the cost basis and holding period for any tendered Shares that were purchased by you on or after January 1, 2012 ("Covered Shares").  The Fund has elected the average cost single category ("ACSC") method as the default cost basis method for the purposes of this requirement.  If you wish to accept the ACSC method as your default cost basis calculation method in respect of Covered Shares in your account, you do not need to take any additional action.  If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of Covered Shares in your account, you must complete the enclosed cost basis election form, and mail or fax your completed form to BNY at the address/fax number listed on the form.

Should you have any questions, please feel free to contact BNY at (877) 431-1973.

Sincerely,

A&Q Multi-Strategy Fund

A&Q Multi-Strategy Fund

This letter is being sent to you if you tendered shares of the Fund – Payment of Cash Amount.

Dear Shareholder:

Enclosed is a statement showing the breakdown of your withdrawal resulting from the repurchase of the requested Shares of A&Q Multi-Strategy Fund (the "Fund").

Because you tendered shares of the Fund, you have previously been issued a promissory note entitling you to receive 100% of the repurchase price [(as adjusted caused by oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of December 31, 2014, in accordance with the terms of the tender offer.  A cash payment of [approximately] [__]% of the repurchase price is being wired directly into your UBS Financial Services brokerage account at this time if you have a UBS Financial Services account.  If you do not have a UBS Financial Services account, the cash payment is enclosed in the form of a check.  [Any balance remaining on the promissory note will be paid in one or more additional installments as soon as practicable hereafter.]

Should you have any questions, please feel free to contact the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc., at (877) 431-1973.

Sincerely,

A&Q Multi-Strategy Fund

Enclosure